SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SBS BROADCASTING ENTERS INTO EUR 325 MILLION

SECURED REVOLVING BANK FACILITY

- Proceeds to Defease and Redeem 12% Senior Notes due 2008 and

Refinance EUR 210 Million C More Acquisition Debt -

Luxembourg, May 12, 2005 - SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it and certain of its wholly owned subsidiaries have entered into a EUR 325 million secured syndicated multicurrency revolving credit facility (the “Facility”) with ABN AMRO Bank N.V., Citigroup Global Markets Limited, Deutsche Bank AG London and The Royal Bank of Scotland plc, as lead arrangers.

In connection with the Facility, the Company also announced today that it has called for redemption all its 12% Senior Notes due 2008 (the “Senior Notes”), which have an outstanding principal amount of EUR 103.7 million.   Holders of the Senior Notes will receive a redemption price of 106% of the principal amount of the Senior Notes plus accrued and unpaid interest on the Senior Notes on the redemption date, which will be June 15, 2005.

The Company also announced that it today deposited with the trustee for the Senior Notes cash sufficient to fund the redemption and that it has thereby defeased the covenants contained in the indenture for the Senior Notes until the time of their redemption on June 15, 2005.

The Company funded the defeasance and redemption of the Senior Notes with funds drawn under the Facility.  The Company also utilized the remaining amounts under the Facility and a portion of its cash reserves to fully repay EUR 210 million and other amounts due under the EUR 300 million Bridge Facility with ABN AMRO N.V. that was utilized to fund in part the Company’s EUR 269.6 million acquisition of Nordic premium pay television provider C More Group AB on March 8, 2005.

The Facility is a fully revolving facility with a term of five years, although the Company has the right during the first twelve months to request a one-year extension.  Amounts borrowed under the Facility will bear interest at a rate of EURIBOR plus a margin based on the Company’s senior net debt leverage ratio.  The initial margin will be 0.75%.  To provide security, the Company and certain of its subsidiaries have pledged shares of certain wholly owned group companies in Belgium, The Netherlands, Norway, Sweden and the United Kingdom.  Certain wholly owned subsidiaries in these jurisdictions also have guaranteed the Facility.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

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For further information visit: www.sbsbroadcasting.com, or contact:

Juergen von Schwerin

Chief Financial Officer

Tel: +31-20-519-1919

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 13, 2005

SBS BROADCASTING S.A.

		By:	/s/ Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer